Exhibit 99.10

FORM OF PREEMPTIVE RIGHTS WAIVER

Clearwire Corporation
4400 Carillon Point
Kirkland, Washington 98033

November 24, 2010

To: Each of the Stockholders of Clearwire Corporation (the “Company”) and Clearwire Communications LLC (“Clearwire LLC”) who are parties to the Equityholders’ Agreement and the Operating Agreement (each as defined below)

Re: Notice of Preemptive Rights in Connection with the Issuance of Exchangeable Notes by Clearwire LLC

Ladies and Gentleman:

Reference is made to: (i) that certain Equityholders’ Agreement, dated as of November 28, 2008 (the “Equityholders’ Agreement”), by and among the Company, Sprint HoldCo, LLC, a Delaware limited liability company (“Sprint”), Eagle River Holdings, LLC, a Washington limited liability company (“Eagle River”), Comcast Wireless Investment I, Inc., a Delaware corporation (“Comcast I”), Comcast Wireless Investment II, Inc., a Delaware corporation (“Comcast II”), Comcast Wireless Investment III, Inc., a Delaware corporation (“Comcast III”), Comcast Wireless Investment IV, Inc., a Delaware corporation (“Comcast IV”), Comcast Wireless Investment V, Inc., a Delaware corporation (“Comcast V” and, together with Comcast I, Comcast II, Comcast III and Comcast IV, “Comcast”), TWC Wireless Holdings I LLC, a Delaware limited liability company (“TWC I”), TWC Wireless Holdings II LLC, a Delaware limited liability company (“TWC II”), TWC Wireless Holdings III LLC, a Delaware limited liability company (“TWC III” and, together with TWC I and TWC II, “TWC”), BHN Spectrum Investments, LLC, a Delaware limited liability company (“BHN” and together with Comcast, Google and TWC, the “Strategic Investors”), Google Inc., a Delaware corporation (“Google”), Intel Capital Wireless Investment Corporation 2008A, a Delaware corporation (“Intel A”), Intel Capital Wireless Investment Corporation 2008B, a Delaware corporation (“Intel B”), Intel Capital Wireless Investment Corporation 2008C, a Delaware corporation (“Intel C”), Intel Capital Corporation, a Delaware corporation (“Intel Capital”), Intel Capital (Cayman) Corporation, a Cayman Islands corporation (“Intel Cayman”), Middlefield Ventures, Inc., a Delaware corporation (“Middlefield”, and together with Intel A, Intel B, Intel C, Intel Capital and Intel Cayman, “Intel” and together with Comcast, TWC, BHN, Google, Eagle River and Sprint, the “Investors”); and (ii) that certain Amended and Restated Operating Agreement of Clearwire LLC, dated as of November 28, 2008 (the “Operating Agreement”), by and among the Company and certain of the Investors.

Clearwire LLC is proposing to issue up to approximately $750 million in aggregate principal amount of exchangeable senior notes (the “Exchangeable Notes”) which will be exchangeable, at the option of the holder, for shares of Class A common stock of the Company at any time prior to the close of business on the business day immediately preceding the maturity date of the Exchangeable Notes, which is expected to be seven (7) years from the date of issuance. The interest rate and exchange rate will be determined upon the pricing of the Exchangeable Notes. The Exchangeable Notes will be offered to qualified institutional buyers under Rule 144A of the Securities Act of 1933, as amended (the “Securities Act”), and non-U.S. persons outside the United States in reliance on Regulation S under the Securities Act.

Each Investor has the right, under Section 3.5 of the Equityholders’ Agreement, to purchase its Preemptive Right Pro Rata Share (as defined in the Equityholders’ Agreement) of the Exchangeable Notes. Please acknowledge on Annex A whether you wish to waive or exercise your preemptive rights with respect to the Exchangeable Notes. Please return the signed stockholder acknowledgement by Tuesday, November 30, 2010 to Frederick Williams at frederick.williams@clearwire.com. Please note that the rights of the Strategic Investors under Section 3.5 must be exercised by Comcast, as Strategic Investor Representative on behalf of the Strategic Investors.

Each Investor is required (pursuant to Section 6 of the Registration Rights Agreement, dated as of November 28, 2008, among the Company and the Investors) to sign the Lock-Up Agreement attached hereto as Annex B in connection with the offering of the Exchangeable Notes. Please sign and return the Lock-Up Agreement by Monday, November 29, 2010 to Frederick Williams at the email address above.

Finally, Clearwire LLC believes that the Exchangeable Notes constitute a “nonrecourse liability” as such term is used and defined in Section 5.2(e) of the Operating Agreement such that compliance with the terms of Section 5.2(e) of the Operating Agreement is not required.

This letter agreement shall be governed by and construed and enforced in accordance with the substantive laws of the State of Delaware, without regard to any conflicts of law provisions thereof that would result in the application of the laws of any other jurisdiction. This letter agreement may be relied upon by the Company, Clearwire LLC, any of their respective officers or directors or any other party.

This letter agreement constitutes the notice required to be delivered by the Company to the Investors pursuant to Section 3.5(b) of the Equityholders’ Agreement. This letter agreement may be executed in one or more counterparts, each of which shall be deemed to be an original and all counterparts when taken together shall be deemed to constitute one and the same agreement.

Sincerely,

CLEARWIRE CORPORATION

By: ________________________________
Name:
Title:

Notice and Waiver of Preemptive Rights

Annex A

Stockholder Acknowledgement

____                      I do not wish to exercise my preemptive rights with respect to the proposed issuance and sale of the Exchangeable Notes and hereby waive any and all preemptive rights I have in connection therewith.

____                      I wish to exercise my preemptive rights with respect to the proposed issuance and sale of the Exchangeable Notes, subject to the limitations set forth in the
Equityholders’ Agreement. I wish to purchase ____________ aggregate principal amount of the Exchangeable Notes, which amount is equal to or less than my Preemptive Right Pro Rata Share of the Exchangeable Notes.

(Stockholder)

By:____________________________________
Name:
Title: